Change in Independent Registered Public Accounting Firm

The Audit Committee (the "Committee") of the Board of Directors of the Fund completed a competitive process to select the Fund's independent registered public accounting firm for the fiscal years ending June 30, 2016 and 2017. As a result of this process, on May 11, 2016, the Committee approved and the Board of Directors ratified (i) the engagement of Tait Weller as the Fund's new independent registered public accounting firm to audit its financial statements for the fiscal years ending June 30, 2016 and 2017, and (ii) the dismissal of KPMG LLP ("KPMG"), as the Fund's independent registered public accounting firm. Accordingly, on May 18, 2016, Tait Weller was engaged by the Fund as the independent registered public accounting firm and KPMG was dismissed.

The audit reports of KPMG on the Fund's financial statements as of and for the two fiscal years ended June 30, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended June 30, 2014 and 2015, and through the subsequent interim period preceding KPMG's dismissal on May 18, 2016: (i) there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) there were no "reportable events" within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

A letter from KPMG is attached as Exhibit 77 Q1 to this form N-SAR.

The selection of Tait Weller does not reflect any disagreements with or dissatisfaction by the Fund or the Board of Directors with the performance of the Fund's prior independent registered public accounting firm, KPMG. During the Fund's fiscal years ended June 30, 2014 and 2015, neither the Fund nor anyone on their behalf, consulted with Tait Weller on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).